

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 26, 2010

VIA US MAIL AND FAX (317) 684-5580
Mr. Patrick Walsh
Chief Financial Officer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, IN 46204

> **RE:** **Emmis Communications Corporation**
> **Form 10-K/A for the Year Ended February 28, 2009**
> **Filed October 28, 1009**
> **File No. 0-23264**

Dear Mr. Walsh:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Year Ended February 28, 2009

Impairment of Goodwill and Indefinite-lived Intangibles, page 30

1. In light of the significance of your FCC broadcasting licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of FCC broadcasting licenses. For each unit of accounting (with a material license balance) that faces impairment risk, please disclose:

   ▪ The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.
   ▪ A description of key assumptions that drive fair value in your discounted cash flow methodology.
   ▪ The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

   For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." Please provide us with your proposed disclosures in response to this comment.

Liquidity and Capital Resources, page 41
Financing Activities, page 44

2. As disclosed on page 41, the Second Amendment to the Amended and Restated Revolving Credit and Term Loan Agreement suspends the applicability of the Total Leverage Ratio and the Fixed Charge Coverage Ratio financial covenants for a period that will end no later than September 1, 2011 ("suspension period"). However, on page 44, you stated that availability under the credit facility depends upon your continued compliance with certain operating covenants and financial ratios. Disclose the nature of such ratios which you are required to maintain if not covered during the suspension period. Also, please disclose as well the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please provide us with your proposed disclosures in your response.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director